UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): June 8, 2021

ARYA SCIENCES ACQUISITION CORP
III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-39434	98-1541723
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)
(212) 284-2300
Registrant’s telephone number, including area code
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per Share	ARYA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders
On June 8, 2021, ARYA Sciences Acquisition Corp III (“ARYA”) held an extraordinary general meeting of its shareholders (the “General Meeting”), at which holders of 14,520,657 ordinary shares (consisting of 10,783,157 Class A ordinary shares and 3,737,500 Class B ordinary shares) held of record as of April 1, 2021, the record date for the General Meeting, were present in person or by proxy, representing 75.68% of the voting power of ARYA’s ordinary shares as of the record date for the General Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the definitive proxy statement/prospectus of ARYA, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2021 (the “Proxy Statement”). A summary of the voting results at the General Meeting is set forth below:
The shareholders approved the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, each of the Advisory Governing Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal and the Employee Stock Purchase Plan Proposal (each as defined in the Proxy Statement).
The voting results for each proposal were as follows:
The Business Combination Proposal

For	Against	Abstain
14,260,138	259,510	1,009
The Domestication Proposal

For	Against	Abstain
14,258,975	259,863	1,819
The Charter Proposal

For	Against	Abstain
14,259,527	259,386	1,744
Advisory Governing Documents Proposal A

For	Against	Abstain
13,023,998	1,490,878	5,781
Advisory Governing Documents Proposal B

For	Against	Abstain
12,332,550	2,185,433	2,674
Advisory Governing Documents Proposal C

For	Against	Abstain
12,335,448	2,180,745	4,464
Advisory Governing Documents Proposal D

For	Against	Abstain
13,034,002	1,484,156	2,499

The Nasdaq Proposal

For	Against	Abstain
14,257,947	260,356	2,354
The Incentive Award Proposal

For	Against	Abstain
13,036,549	1,480,441	3,667
The Employee Stock Purchase Plan Proposal

For	Against	Abstain
14,251,808	265,454	3,395
As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.
Based on the results of the General Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of February 7, 2021, by and among ARYA, Mako Merger Sub, Inc. and Nautilus Biotechnology, Inc. (“Nautilus”), including the Domestication and the Business Combination (as such terms are defined in the Proxy Statement), are expected to be consummated on June 9, 2021. Following the consummation of the Transactions, the common stock of New Nautilus (as such term is defined in the Proxy Statement) is expected to begin trading on the Nasdaq Capital Market under the symbol “NAUT” on June 10, 2021.
Additional Information
ARYA has filed, and the SEC has declared effective, a Registration Statement on Form S-4, containing the Proxy Statement relating to the proposed Business Combination. ARYA has mailed the Proxy Statement and other relevant documents to its shareholders of record. This communication is not a substitute for the Proxy Statement or any other document that ARYA sent or will send to its shareholders in connection with the Business Combination. Investors and security holders of ARYA are advised to read the Proxy Statement in connection with ARYA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the Proxy Statement contains important information about the Business Combination and the parties to the Business Combination.  Shareholders are also able to obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by directing a request to: 51 Astor Place, 10th Floor, New York, New York 10003.
Participants in the Solicitation
ARYA, Nautilus and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ARYA’s shareholders in connection with the Business Combination. A list of the names of those directors and executive officers and a description of their interests in ARYA is contained in the Proxy Statement, which was filed with the SEC and is available free of charge at the SEC's website at www.sec.gov, or by directing a request to: 51 Astor Place, 10th Floor, New York, New York 10003.
Forward Looking Statements
Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between ARYA and Nautilus, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of ARYA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Arya and Nautilus. These statements are subject to a number of risks and uncertainties regarding ARYA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of ARYA and Nautilus; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by ARYA’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in ARYA’s Proxy Statement relating to the Business Combination or final prospectus relating to its initial public offering, dated August 6, 2020, and other filings with the SEC. There may be additional risks that ARYA presently does not know or that ARYA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide ARYA’s expectations, plans or forecasts of future events and views as of the date of this communication. ARYA anticipates that subsequent events and developments will cause ARYA’s assessments to change. However, while ARYA may elect to update these forward-looking statements at some point in the future, ARYA specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing ARYA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.
Disclaimer
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2021	ARYA SCIENCES ACQUISITION CORP III

	By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Chief Executive Officer